SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                 April 13, 2006

Mark P. Shurman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Euroweb International Corp.
            Revised Schedule 14A filed March 31, 2006
            File No. 0-12000

Dear Mr. Shurman:

      This firm represents Euroweb International Corp. ("Euroweb" or the "Company") in the above-referenced matter. Below please find our responses to your letter dated April 6, 2006 comment letter:

Revised Preliminary Proxy Statement on Schedule 14A

1. Please reconcile the "Total assets of discontinued operations" and "Total Liabilities of discontinued operations" as reflected on your December 31, 2005 audited consolidated balance sheet to the total assets and total liabilities as disclosed in Euroweb Romania and Euroweb Hungary's unaudited consolidated balance sheets.

      Response

      The Company advises the Staff that it has revised the unaudited consolidated financial statements of Euroweb Hungary and Euroweb Romania to give effect to Staff Accounting Bulletin Topic 5.J, "Push Down Basis Of Accounting Required In Certain Limited Circumstances" ("SAB Topic 5.J) in accounting for its acquisitions of Elender and Mediator, which resulted changes in assets, liabilities and shareholders' equity of Euroweb Hungary and Euroweb Romania.

      The items reconciling "Total assets of discontinued operations" and "Total liabilities of discontinued operations" as reflected in the Company's December 31, 2005 audited consolidated balance sheet to the total assets and total liabilities as disclosed in the unaudited revised consolidated balance sheets of Euroweb Romania and Euroweb Hungary's comprise the following:

o Pursuant to the Share Purchase Agreement with Invitel, the Company is required to purchase 85% ownership of Navigator, a subsidiary of Euroweb Hungary. Navigator is engaged in the business of IT consulting, which is a continuing operation of the Company. Consequently the total assets and total liabilities of Navigator are not included in "Total assets of discontinued operations" and "Total liabilities of discontinued operations" as reflected in the Company's December 31, 2005 audited consolidated balance sheet. Amounts relating to Navigator are included in the total assets and total liabilities in the financial statements of Euroweb Hungary.

o Elimination of intercompany loans to Euroweb Romania and Euroweb Hungary on consolidation by the Company.

      Accordingly, the reconciliations of "Total assets of discontinued operations" and "Total liabilities of discontinued operations" as reflected in the Company's December 31, 2005 audited consolidated balance sheet to the total assets and total liabilities as disclosed in the unaudited revised consolidated balance sheets of Euroweb Romania and Euroweb Hungary are as follows:

      Description                                        All amounts in USD'000
      -------------------------------------------------------------------------
      Total assets of Euroweb Hungary (as revised)                       26,161
      Total assets of Euroweb Romania (as revised)                        5,624
      Total assets of Navigator included in Euroweb Hungary             (11,413)
      -------------------------------------------------------------------------
      Total assets of discontinued operation as presented in 10-KSB      20,372

      Description                                                    in USD'000
      -------------------------------------------------------------------------
      Total liabilities of Euroweb Hungary (as revised)                  17,903
      Total liabilities of Euroweb Romania                                2,953
      Total liabilities of Navigator included in Euroweb Hungary         (3,130)
      Elimination of intercompany loans on consolidation                 (3,942)
      -------------------------------------------------------------------------
      Total liabilities of discontinued operation as
        presented in 10-KSB                                              13,784

      The push-down accounting applied to Euroweb Hungary and Euroweb Romania has also been explained in the notes to the revised unaudited financial statements of those entities.


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


2. Please reconcile the income (loss) from discontinued Hungarian operations and the income from discontinued Romanian operations as reflected in the table in Note 9 to the net income (loss) as reflected in the unaudited consolidated statements of operations for each of the entities held for sale.

      Response

      The Company advises the Staff that it has revised its unaudited consolidated financial statements of Euroweb Hungary and Euroweb Romania to give effect to SAB Topic 5.J in accounting for its acquisition of Elender and Mediator, which has also resulted in changes to the net income of Euroweb Hungary and Euroweb Romania.

      The items reconciling income (loss) from discontinued Hungarian and Romanian operations as reflected in Note 9 to the consolidated financial statements of the Company to the net income (loss) of Euroweb Romania and Euroweb Hungary as reflected in the unaudited revised consolidated statements of operations of those entities comprise the following:

o As described above, the results of Navigator are not included as discontinued operations in Note 9 to the consolidated statements of operations of the Company. Such results of Navigator are included in the net income of Euroweb Hungary.

o Elimination of intercompany interest on loans to Euroweb Romania and Euroweb Hungary on consolidation by the Company.

      Accordingly, the reconciliations of income (loss) from discontinued Hungarian and Romanian operations as reflected in Note 9 to the consolidated financial statements of the Company to the net income (loss) as reflected in the unaudited revised consolidated statements of operations of Euroweb Romania and Euroweb Hungary are as follows:

                                                        All amounts in USD'000
Description (Year'2005)                                        Hungary   Romania
--------------------------------------------------------------------------------
Net income (as revised)                                            598     1,328
Income from discontinued operation (Navigator)                     (30)       --
Elimination of intercompany interest
  paid by Euroweb Hungary                                           69        --
--------------------------------------------------------------------------------
Net income of discontinued operations as
  presented in 10-KSB                                              637     1,328


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


                                                        All amounts in USD'000
Description (Year'2004)                                       Hungary    Romania
--------------------------------------------------------------------------------
Net income (loss) (as revised)                                   (108)        24
Elimination of intercompany interest paid by
Euroweb Hungary                                                    74         --
--------------------------------------------------------------------------------
Net income (loss) of discontinued operations
as presented in 10-KSB                                            (34)        24

3. We note that at September 30, 2005, prior to the acquisition of Navigator Informatika, you had a goodwill balance of $5,806,181. We further note based on your disclosures in Note 8 to your December 31, 2005 financial statements that the entire amount of goodwill at December 31, 2005 of $8,150,672 is attributable to the Navigator Informatika acquisition. Tell us how you accounted for the $5,806,181 of goodwill that existed prior to such acquisition.

      Response

      The Company advises the Staff that Euroweb Hungary and Euroweb Romania were not classified as discontinued operations as of September 30, 2005, while they were so-classified at December 31, 2005. Therefore, goodwill relating to those operations is not presented as part of continuing operations as of December 31, 2005. Goodwill of $ 566,000 attributable to Euroweb Romania's acquisition of Mediator and goodwill of $ 5,240,181 attributable to Euroweb Hungary's acquisition of Elender, aggregating to $ 5,806,181, is included in "Total assets of discontinued operations" in the Company's December 31, 2005 audited consolidated balance sheet. The entire amount of goodwill included in continuing operations of the Company at December 31, 2005 is attributable to the Navigator Informatika Rt. acquisition.

                                  ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494.

                                    Sincerely,

                                    /s/Stephen Fleming

                                    Stephen Fleming


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